Exhibit 99.1

Volvo Is Applying for Delisting from The NASDAQ Stock Exchange

The Board of Directors of AB Volvo has decided to apply for delisting of the Volvo share from the NASDAQ stock exchange in the
United States and for deregistration of the Class B share from the US Securities and Exchange Commission, SEC.

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 14, 2007--Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) American Depositary Receipts (ADRs), which correspond to Class B shares, have been listed on NASDAQ since 1985. The listing was part of efforts to increase international ownership of Volvo. The deregulation of international capital markets and the increase in international ownership of shares on the Stockholm Stock Exchange have resulted in trading being concentrated to the Stockholm Stock Exchange. Recently, trading in ADRs has corresponded to less than 3 percent of total trading in the Volvo Class B share, which the Board of Directors does not consider to be proportionate with the costs for maintaining the listing.

Accordingly, the Board of AB Volvo has decided to apply for delisting of Volvo's ADRs from NASDAQ and deregistration from the US Securities and Exchange Commission (SEC). The delisting and deregistering process is expected to be completed during the latter part of 2007. As a result, Volvo will no longer be obligated to submit certain reports and forms to SEC, including the 20-F and 6-K. However, Volvo intends to maintain the program for Depositary Receipts (ADRs).

Following the delisting, all trading in Volvo shares will be concentrated to the Stockholm Stock Exchange. The Volvo share has previously been delisted from among others the stock exchanges in Tokyo, London, Paris, Brussels, Oslo and Helsinki, as well as from the exchanges in Germany and Switzerland.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo Group
Marten Wikforss, +46 31 66 11 27
or
+46 705 59 11 49